                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended        December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from          to

        Commission file number

        A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           ONYX ACCEPTANCE CORPORATION
                            27051 TOWNE CENTRE DRIVE
                                    SUITE 100
                            FOOTHILL RANCH, CA 92610

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Onyx Acceptance Corporation
                                        401(k) Savings Plan

Dated: June 29, 2005                    By: /s/ DON DUFFY
                                            ------------------------------------
                                            Don Duffy
                                            Executive Vice President,
                                            Chief Financial Officer and Director

                                TABLE OF CONTENTS



                                                                                        PAGE
                                                                                        NUMBER
                                                                                        ------
Report of Independent Registered Public Accounting Firm                                   1

Statements of Net Assets Available for Plan Benefits - December 31, 2004 and 2003         2

Statements of Changes in Net Assets Available for Plan Benefits -Years Ended
  December 31, 2004 and 2003                                                              3

Notes to Financial Statements - December 31, 2004 and 2003                              4 - 8

Supplementary Information:
  Schedule 1: Schedule of Assets Held for Investment Purposes at End of Year -
   December 31, 2004                                                                      9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Participants and Trustees
Onyx Acceptance Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits of the Onyx Acceptance Corporation 401(k) Savings Plan (the Plan), as of and for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits and the changes in net assets available for plan benefits as of and for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 10, the plan sponsor completed a plan of merger with Capital One Auto Finance, Inc.



                                        HASKELL & WHITE LLP

June 23, 2005

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2004 AND 2003

                                     ASSETS




                                                                 2004              2003
                                                              -----------       -----------
Investments at fair value (Notes 2, 3, 4 and 5) .......       $13,935,985       $ 7,561,267
Participant loans receivable ..........................           571,612           299,132
                                                              -----------       -----------
     Total investments ................................        14,507,597         7,860,399
                                                              -----------       -----------
Contributions receivable
  Employer contributions ..............................           650,318           473,564
  Participant contributions ...........................            94,273            74,247
                                                              -----------       -----------

   Total receivables ..................................           744,591           547,811
                                                              -----------       -----------
Net assets available for plan benefits ................       $15,252,188       $ 8,408,210
                                                              ===========       ===========



                 See accompanying notes to financial statements

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

                            STATEMENTS OF CHANGES IN
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                            2004             2003
                                                                        -----------       -----------
Additions to net assets attributed to:
  Contributions:
     Employer contributions .....................................       $   650,318       $   473,564
     Participant contributions ..................................         1,761,933         1,451,570
     Participant rollovers ......................................            49,896            43,579
                                                                        -----------       -----------
        Total contributions .....................................         2,462,147         1,968,713
                                                                        -----------       -----------
  Investment income:
     Participant loan interest ..................................            24,984            12,324
     Net appreciation in the fair value of investments ..........         5,022,634         3,018,362
     Dividend income ............................................           166,621                --
     Other income ...............................................               219             3,299
                                                                        -----------       -----------
        Total investment income .................................         5,214,458         3,033,985
                                                                        -----------       -----------
        Total additions .........................................         7,676,605         5,002,698
                                                                        -----------       -----------
Deductions from net assets attributed to:
  Benefits paid to participants .................................           809,638           615,499
  Corrective distributions ......................................             8,074                --
  Administrative expenses .......................................            14,915            19,240
                                                                        -----------       -----------
     Total deductions ...........................................           832,627           634,739
                                                                        -----------       -----------
Net increase ....................................................         6,843,978         4,367,959
Net assets available for plan benefits -- beginning of year .....         8,408,210         4,040,251
                                                                        -----------       -----------
Net assets available for plan benefits -- end of year ...........       $15,252,188       $ 8,408,210
                                                                        ===========       ===========


                 See accompanying notes to financial statements

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of Onyx Acceptance Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering substantially all of the employees of Onyx Acceptance Corporation and Subsidiaries (the Company) who have completed six months of eligibility service and are at least 21 years old. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The assets of the Plan are held and invested by the TruSource Division of Union Bank of California (TruSource), formerly CNA Trust Company, acting as trustee, custodian and recordkeeper.

ELIGIBILITY - Employees are eligible to enter the Plan following the completion of the sixth month of employment with the Company, and the employee has reached his or her 21st birthday.

CONTRIBUTIONS AND WITHDRAWALS - Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer up to the lesser of 20 percent of their eligible compensation or a fixed amount determined annually by the Internal Revenue Service. The Company can make a discretionary matching contribution annually to participants. Currently, the Company's potential match is up to 50 percent of participant contributions up to the first 6 percent of eligible contributions depending upon the years of service, subject to approval annually by the Board of Directors. For the years ended December 31, 2004 and 2003, the Company made matching contributions of $650,318 and $473,564, respectively. The Company may also make discretionary profit sharing contributions under the Plan. The Company made no discretionary profit sharing contributions to the Plan for the years ended December 31, 2004 and 2003.

Participants in service may make hardship withdrawals from their accounts upon demonstrating immediate and heavy financial need as defined by provisions of the Internal Revenue Code ("IRC").

VESTING - Participants are vested on their contributions plus earnings, immediately. Vesting in the Company's matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants:


        YEARS OF SERVICE               VESTED BENEFIT PERCENTAGE
        ----------------               -------------------------
1 year but less than 2  ...........             20%
2 years but less than 3 ...........             40%
3 years but less than 4 ...........             60%
4 years but less than 5 ...........             80%
5 years or more ...................            100%

PARTICIPANT ACCOUNTS - Each participant account is credited with the participant's contribution and an allocation of (a) the Company's matching contribution, (b) any Company discretionary contribution, and (c) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of discretionary contributions are based on participant directed investment decisions. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested interest in their account balance.

PAYMENT OF BENEFITS - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant's account.

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
                           DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59-1/2. Participants age 59-1/2 taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

PARTICIPANT LOANS - Participants may borrow 50 percent of their vested account balance up to $50,000 at the prime rate plus 1 percent (an aggregate of 6.00% and 5.00% at December 31, 2004 and 2003, respectively), with payment of principal and interest made through payroll deductions. A general loan will have a term of 5 years or less. Home loans can be repaid over a reasonable period of time that may exceed 5 years. The loans are secured by the balance in the participant's account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value.

ADMINISTRATIVE EXPENSE - Administrative expense, other than certain miscellaneous charges by the Trustee, have to date been paid for by the Company on behalf of the Plan. Payments of administrative expenses on behalf of the Plan constitute exempt party-in-interest transactions, and are not reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

FORFEITURES - Forfeitures of unvested Plan assets are used to reduce the Company's contributions and costs of administering the Plan. Total forfeitures at December 31, 2004 and 2003 were $58,319 and $91,814, respectively. The $91,814 in forfeitures was used to reduce the Company's matching contributions during the year ended December 31, 2004.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

BASIS OF PRESENTATION - The financial statements have been prepared in compliance with the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
                           DECEMBER 31, 2004 AND 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS - Investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is included in the investment's value. Purchases and sales of securities are recorded on a trade date basis. Dividends are on the ex-dividend date.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

NOTE 3 - INVESTMENTS

Investment accounts greater than 5 percent of the Plan's net assets as of December 31, 2004 and 2003, respectively, are summarized as follows:


                                                       2004               2003
                                                    -----------       -----------
Alliance Technology Fund ....................       $ 1,077,215       $   925,527
Alliance Premier Growth Fund ................         1,037,331           804,703
Alliance Growth Fund ........................           757,192           607,995
Alliance Growth & Income Fund ...............           920,562           773,021
AFD Exchange Reserves Fund ..................           442,835           424,742
Onyx Acceptance Corp. Common Stock ..........         7,793,594         2,854,560
                                                    -----------       -----------
                                                    $12,028,729       $ 6,390,548
                                                    ===========       ===========

During 2004 and 2003, the Plan's investments (including, gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,022,634 and $3,018,362, respectively.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:


                                                                        DECEMBER 31,       DECEMBER 31,
                                                                           2004               2003
                                                                        -----------        -----------
Investments, at fair value:
  Onyx Acceptance Corporation Common Stock ......................       $ 5,166,157        $ 1,950,253
                                                                        ===========        ===========
Changes in net assets:
  Contributions .................................................       $   531,452        $   439,415
  Net realized and unrealized appreciation in fair value ........         3,134,813          1,443,671
  Benefits paid to participants .................................          (242,699)          (109,810)
  Transfers to participant-directed  investments ................          (207,662)          (183,430)
                                                                        -----------        -----------
                                                                        $ 3,215,904        $ 1,589,846
                                                                        ===========        ===========

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
                           DECEMBER 31, 2004 AND 2003

NOTE 5 - EMPLOYER STOCK

Participants previously could invest their contributions into the Onyx Acceptance Stock Fund and are permitted to transfer funds from the Plan's other investment options into the Onyx Acceptance Stock Fund (Note 10). At December 31, 2004 and 2003, investments in Onyx Acceptance Corporation common stock comprised 54 percent and 36 percent, respectively, of total net assets available for benefits.

NOTE 6 - PARTY-IN-INTEREST

Certain Plan investments are managed by TruSource, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $14,915 and $19,240 for the years ended December 31, 2004 and 2003, respectively.

NOTE 7 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account balance as of the date of the termination.

NOTE 8 - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated January 18, 2005 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company and plan administrator believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is expected to continue as exempt from federal income taxes.

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
                           DECEMBER 31, 2004 AND 2003

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net appreciation in the fair value of investments per the Form 5500 to the financial statements at December 31, 2004 and 2003:


                                                                                     2004
                                                                                  ----------
Unrealized appreciation of investments per the 5500 .......................       $3,932,074
Net gain on sale of assets per the 5500 ...................................          547,584
Net investment gain on registered investment companies per the 5500 .......          542,976
                                                                                  ----------
Net appreciation in the fair value of investments per the
financial statements as of December 31, 2004 ..............................       $5,022,634
                                                                                  ==========


                                                                                     2003
                                                                                  ----------
Unrealized appreciation of investments per the 5500 .......................       $1,895,313
Net gain on sale of assets per the 5500 ...................................          167,984
Net investment on registered investment companies per the 5500 ............          955,065
                                                                                  ----------
Net appreciation in the fair value of investments per the
  financial statements as of December 31, 2003 ............................       $3,018,362
                                                                                  ==========

NOTE 10 - SUBSEQUENT EVENT

In January 2005, the Company completed a merger agreement with Capital One Auto Finance, Inc., a subsidiary of Capital One Financial Corporation under which the Company was acquired by Capital One Auto Finance for $28.00 per outstanding share of Onyx common stock. As a result of this acquisition, the Company's common stock is no longer publicly traded. As of the date of this report, there are no plans to terminate the Plan as a result of the merger with Capital One Auto Finance, Inc.

                                                                      SCHEDULE 1

                           ONYX ACCEPTANCE CORPORATION
                               401(K) SAVINGS PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2004

EIN #33-0577635
PN #001


(a)             (b)                                        (c)                             (d)             (e)
                                          DESCRIPTION OF NVESTMENT INCLUDING
      IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,                             CURRENT
      LESSOR, OR SIMILAR PARTY             COLLATERAL, PAR OR MATURITY VALUE               COST           VALUE
      ------------------------             ---------------------------------               ----           -----
*     TruSource Division of UBC           AFD Exchange Reserves Fund                   $   442,835     $   442,835
*     TruSource Division of UBC           Variable Rate Savings Account                     61,554          61,554
      Algers                              Mid Cap Growth Fund                               34,015          37,940
      American Funds                      Growth Fund                                       41,114          44,014
      American Funds                      New Prospectives Fund                             68,972          74,398
      American Funds                      Small Cap Fund                                    33,900          36,682
*     TruSource Division of UBC           Alliance Technology Fund                       1,047,220       1,077,215
*     TruSource Division of UBC           Alliance Worldwide Privatization Fund            407,810         552,009
*     TruSource Division of UBC           Alliance Global Small Cap Fund                   395,372         476,864
*     TruSource Division of UBC           Alliance Premier Growth Fund                   1,032,945       1,037,331
*     TruSource Division of UBC           Alliance Growth Fund                             676,400         757,192
*     TruSource Division of UBC           Alliance Growth & Income Fund                    812,359         920,562
*     TruSource Division of UBC           Alliance Corporate Bond Portfolio                404,364         419,092
*     TruSource Division of UBC           Alliance Americas Government Income Fund          65,666          65,582
*     TruSource Division of UBC           Alliance Balanced Shares Fund                    124,741         139,121
**    Onyx Acceptance Corporation         Common Stock                                   2,296,562       7,793,594
      Participant Loans                   Interest rates range from 5.0% to 7.0%
                                          and are collateralized by
                                          participant account balances                          --         571,612
                                                                                       -----------     -----------
                                                                                       $ 7,945,829     $14,507,597
                                                                                       ===========     ===========

----------------------

*       A party-in-interest for which a statutory exemption exists.

** Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                                  EXHIBIT INDEX


EXHIBIT                                DESCRIPTION
-------                                -----------
23.1               Consent of Haskell & White LLP